September 30, 2014

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:  Pamela Long, Assistant Director

Re:                  Aemetis, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed August 26, 2014
File No. 333-197259
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 11, 2014
Form 10-Q for the Fiscal Quarter Ended March 31, 2014
Filed May 15, 2014
File No. 0-51354

Dear Ms. Long:

This letter is being submitted by Aemetis, Inc. (the “Company”) in response to the comments received from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by the letter dated September 11, 2014 regarding the Company’s filings referenced above.

For your convenience, the numbering of the paragraphs below corresponds to the numbering of the Staff’s letter and we have included each of the Staff's comments in bold before each of the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2013

Consolidated Financial Statements, page 45
Consolidated Statements of Operations and Comprehensive Loss, page 48

1.
We note your response to prior comment 10 and appreciate the additional information you provided. Please show us how you calculated the loss on extinguishment of debt that you recorded during the year ended December 31, 2012 and further explain how you accounted for any costs and fees related to the Revolving Credit Facility and Acquisition Term Loan that were not included in your cash flow test.

United States Securities and Exchange Commission
Pamela Long
September 30, 2014

Response:

The Revolving Credit Facility is a line of credit within the scope of the guidance of ASC 470-50-40-21(b), and was appropriately excluded from the extinguishment calculation.  In accordance with our cash flow test, we considered the other loans comprising the Note Purchase Agreement (as defined in our previous letter in response to comment 10) at July 6, 2012 as they fell under the extinguishment accounting guidance. This consideration included the Existing Note (we referred to it as “Old Note or New Note” in the previous letter), Revenue Participation loan, and Acquisition Term loan and their fee structure in the extinguishment. The extinguishment loss was calculated as the difference between the new debt at the extinguishment date and fair value of the new debt for each of the notes. The fair value of the notes was established as present value of future cash flows from principal and interest payments. Old unamortized discount costs were written off as part of loss on extinguishment and re-established the discount on fair value as the difference between the balance as of July 6, 2012 and fair value of the note. The fair value of fees paid in cash or shares for each of the notes were used as part of the loss on extinguishment calculation and the difference between the old balance and the fair value of the notes was established as a discount on the fair value to be amortized over the term of the notes. The loss on extinguishment calculation is as described below:

Notes	Extinguishment Loss
Old Note	$(36,800)
Revenue Participation Loan	(8,238,520)
Acquisition Term Loan	(793,548)
Total Extinguishment Loss	$(9,068,868)

    Revolving Credit Facility:

The Revolving Credit Facility was excluded from the extinguishment calculation based on the guidance of ASC 470-50-40-21(b) which provides “If the borrowing capacity of the new arrangement is greater than or equal to the borrowing capacity of the old arrangement, then any unamortized deferred costs, any fees paid to the creditor, and any third-party costs incurred shall be associated with the new arrangement that is, deferred and amortized over the term of the new arrangement.” The Revolving Credit Facility was a new line of credit established with the Note Purchase Agreement and meets the definition of new arrangement according to the above guidance. The associated fees (a placement fee in the amount of $1,350,000 and a transaction fee in the amount of $149,000 allocated to the Note) were recorded as unamortized issuance costs and amortized over the term of the Revolving Credit Facility using the straight line method.

United States Securities and Exchange Commission
Pamela Long
September 30, 2014

Existing Note (referred as Old Note):

The extinguishment calculation for the Old Note compared the carrying amount as of the extinguishment date (July 6, 2012) with the fair value of the replacement note. Our calculation of the fair value of the replacement note included the present value of the new principal payments, the present value of the new interest payments over the maturity period of four months for this note and we added the current unamortized issuance costs to the fair value of the note in calculation of loss on extinguishment. The fair value of the note was established at the present value of future cash flows of principal and interest payments. The difference between the carrying amount and the established fair value was recognized as the discount on fair value and amortized over the term of the note. A discount rate of 20%, obtained from an independent third party who specializes in valuation analysis of this nature, was used to estimate the fair value of the note. The calculation, in tabular form, follows:

Old Note	Balance
Principal	$7,184,574
Interest	226,186
Total Carry Amount	$7,410,760
Fair value of Old Note:
Present value of future principal Payment	$6,955,557
Present value of future interest payment	318,642
Unamortized issuance discount	173361
Fair value of Old Note	$7,447,560
Loss on Extinguishment	$(36,800)

        Revenue Participation Loan:

The extinguishment calculation for the Revenue Participation Note compared the carrying amount as of the extinguishment date (July 6, 2012) with the fair value of the replacement note. Our calculation of the fair value of the replacement note included the present value of the new principal and interest payments over two year maturity period and added the fair market value of the 15,000,000 restricted shares issued to refinance the note.

United States Securities and Exchange Commission
Pamela Long
September 30, 2014

These shares were then valued at the quoted share price on the date of issuance less a discount for lack of marketability to recognize an implied discount associated with the issuance of restricted shares that require a stock holding period before the shares became free-trading in accordance with Rule 144. The fair value of the note was established at the present value of future cash flows of principal and interest payments. The difference between the carrying amount and the established fair value was recognized as a discount on the fair value and amortized over the term of the note. A discount rate of 20%, obtained from an independent third party who specializes in valuation analysis of this nature, was used to estimate the fair value of the note. The calculation, in tabular form, follows:

Revenue Participation Loan	Balance
Principal	$8,625,858
Interest	-
Total Carry Amount	$8,625,858
Fair value of the Loan:
Present value of future principal Payment	$6,615,084
Present value of future interest payment	865,894
Fair value of shares issued	9,383,400
Fair value of the Loan	$16,864,378
Loss on Extinguishment	$(8,238,520)

     Acquisition Term Loan:

The extinguishment calculation for the Acquisition Term Note compared the stated principal amount of the new Acquisition Term loan at the extinguishment date (July 6, 2012) with the fair value of the future payments. Our calculation of the fair value of the replacement note included the present value of the new principal and interest payments over two year maturity period, and we added the present value of the redemption fee (in the amount of $1,500,000) due at the end of the note term, and the placement fee of $1,000,000 due at the inception of the loan in the calculation of loss on extinguishment.

United States Securities and Exchange Commission
Pamela Long
September 30, 2014

 The fair value of the note was established at the present value of future cash flows of principal and interest payments. The redemption and placement fees were capitalized and added to the Acquisition Term loan. The difference between the carrying amount and the established fair value was recognized as a discount on the fair value and amortized over the term of the note. A discount rate of 20%, obtained from an independent third party who specializes in valuation analysis of this nature, was used to estimate the fair value of the note. The calculation, in tabular form, follows:

Acquisition Term Loan	Balance
Principal	$15,000,000
Interest	-
Total Carry Amount	$15,000,000
Fair Value of the Loan
Present value of future principal Payment	$10,267,419
Present value of future interest payment	3,533,866
Present value of Redemption fee	992,263
Present value of Placement fee	1,000,000
Fair Value of the Loan	$15,793,548
Loss on Extinguishment	$(793,548)

Given above calculations, the total loss in extinguishment of $9,068,868 was recognized as of December 31, 2012.

1. Nature of Activities and Summary of Significant Accounting Policies, page 51
Revenue recognition, page 51

United States Securities and Exchange Commission
Pamela Long
September 30, 2014

2.	We note your response to prior comment 12 and the revised disclosures in your Form 10-Q for the fiscal quarter ended June 30, 2014; however, please address the following:

☐
Explain your response that “At the end of every month, we settle any differences between the price received by Kinergy Marketing and A. L. Gilbert compared to the price paid to us by J.D. Heiskell for any estimated differences between the daily benchmarks and the amounts received from customers”;

Response:

Pursuant to our contractual arrangements with J.D. Heiskell, the amounts charged to J.D. Heiskell for sales of ethanol and distiller’s grain is established by our respective marketing partners, Kinergy Marketing and A.L. Gilbert, based on current commodity market prices. Our marketing partners make sales based on contracts that require the calculation of the purchase price based on calculations tied to the commodity market prices (i.e., the average commodity market prices over the entire month, three-day wrap, prior week average commodity market price etc.). The revenue at the end of each month reflects any adjustments between the commodity market prices established by our respective marketing partners and the terms of the customer contract (full month average, three-day wrap, prior week average, etc.).

☐
 Given that you settle differences between the price received by Kinergy Marketing and A. L. Gilbert compared to the price paid to you by J.D. Heiskell, further explain how you determined sales prices are fixed and determinable when you record revenue;

Response:

At the time we recognize revenue from J.D. Heiskell we meet the revenue recognition criteria because the sales price is fixed pursuant to our contract with J.D. Heiskell and customer contract terms, and the sales price is determinable by reference to commodity market prices. Some customer contracts provide that the commodity market price used in determining the sale price is the full month average, three-day wrap, prior week average, etc. To the extent that there is any difference between the established commodity market price on the day of sale to J.D. Heiskell and the calculation of the commodity market price in accordance with the terms forth in the applicable customer contract (i.e., full month average, three-day wrap, prior week average etc.), the price is adjusted at the end of the month. Any such adjustments have been nominal as discussed below. We believe that this practice is consistent with industry practice.

United States Securities and Exchange Commission
Pamela Long
September 30, 2014

☐	Explain when and how settlements are recorded, including the impact during each period presented.

Response:

Every day, we settle with J.D. Heiskell for the product transferred the previous day through the receipt of a wire transfer representing the cost of the net amount of the revenue generated from the sales of ethanol, distillers grain, and corn oil less the corn purchase from five days prior. Based on this settlement, we reduce the accounts receivable by the amount of the sales received, and reduce the accounts payable for the corn purchased. We generally settle the accounts receivable with our marketing partners during the following month, at which point we settle any true-up between the current commodity market price and the commodity price calculated as set forth in the contract (i.e., full month average, three-day wrap, prior week average etc.) as discussed above. During 2012 and 2013, we have maintained an account receivable with Kinergy Marketing for periods extending beyond a one month period. Monthly settlements by and among our marketing partners to adjust revenue have historically averaged less than 1% of total monthly revenue.

Property, Plant and Equipment, page 52

3.
We note your response to prior comment 15 and appreciate the additional information you provided. Please tell us the significant assumptions underlying the appraisal you obtained to determine the fair value of the property, plant and equipment you acquired from Cilion as well as the significant assumptions underlying your most recent impairment analysis. Also, please tell us who received the shares you issued and further explain why you believe they perceived the shares to have a higher value.

Response:

The appraisal that we obtained to determine the fair value of the property, plant and equipment that we acquired from Cilion utilized three approaches: income (discounted cash flow), market (merger and acquisition transaction), and cost (public company comparison). As lessee of the plant for the previous two years, operating history of the plant was readily available. The income approach was based on the operating history combined with future expectations regarding key market drivers such as corn, ethanol, natural gas, and wet distillers grain. Operating ratios were analyzed for consistency with past performance. The corporate estimated cost of equity capital was used as a discount factor. The market approach evaluated the transaction price plus assumed debt of recent sales of ethanol plants, adjusted for capacity differences, and based on these calculations assigned a multiple that was weighted towards recent observed sales. The cost approach was applied by comparing ratios of other public companies in the industry to Aemetis on the basis of the Market Value of Invested Capital, as determined from public filings. The final evaluation was applied based on the conclusions from applying these three methods.

United States Securities and Exchange Commission
Pamela Long
September 30, 2014

Our annual impairment analysis is based on our expectation of future cash flows for each business unit. To the extent that the current carrying value of the asset exceeds the sum of future undiscounted cash flows, we consider the asset impaired, and post an impairment charge. We further evaluate the business operating environment for triggering events such as a decrease in market price of the property, utilization changes that affect the physical conditions of the property, legal, financial or business factors that affect the operation of the property, and any costs accumulated which are more than the originally expected value of the property. In evaluating the impairment of our Keyes Plant, our principal assumptions were the operating metrics, commodity price projections and business expectations, such as operating capacity, that formed the basis for forecasting the cash inflows and outflows related to each business unit. Our business environment in general is dependent on the raw material inputs and price of outputs of the commodities which are highly uncertain. However, based on the assessment of the past and present conditions of the operation of the Plant, we believe that our assumption of the future cash flows represents a reasonable estimate.

As a portion of the consideration that we paid for the acquisition of Cilion, we issued 20 million shares of our common stock to the then current Cilion stockholders who were third parties and unrelated to the Company. Our shares at the time of the acquisition were thinly traded; accordingly their market value in a robust and active trading market was generally unknown. Without specific knowledge of the intention of any stockholder of Cilion, we believed that a rational person would enter into this transaction only to the extent that they believed that the value of their shares of our common stock would increase over time.

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

- Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any authorized person acting under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned at (408) 213-0925 or to Celeste Ferber, Esq., outside counsel to the Company, at (650) 838-3741.

Aemetis

September 30, 2014	By:	/s/ Todd Waltz
Todd Waltz
Chief Financial Officer

cc:           Celeste Ferber, Esq.
 Shearman & Sterling LLP